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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date
January 31, 2006

BIG CAT MINING CORPORATION
 (Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49870	98-0205749
(Commission File No.)	(IRS Employer ID)

1708 Dolphin Avenue
Suite 1708
Kelowna, British Columbia, Canada V1Y 9S4
(Address of principal executive offices and zip code)

(250) 868-8177
(Registrant's telephone number, including area code)

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On January 24, 2006, we entered into an asset purchase agreement with TDR Group LLC, a Wyoming Limited Liability Corporation wherein we acquired assets consisting of the present technology and design relating to fluid redistribution in well bore environments and fluid redistribution systems as described and claimed in the U.S. provisional utility patent application of the TDR Group, LLC and any subsequent priority application thereof (the "Invention"). These assets included not only the technology and design of the Invention as intangible assets, but also all corresponding patent applications for United States or foreign patents for the Invention, any and all right to file applications for patent for the Invention, and the actual corresponding patent rights. We acquired the assets in consideration of the issuance of 12,450,000 restricted shares of our common stock. As part of the transaction aforesaid, our current directors will resign and Timothy Barritt, Richard Stockdale, and Raymond Murphy will replace them. On January 20, 2006, Craig Christy resigned as a director and Timothy Barritt was appointed to replace Mr. Christy on the board of directors.

Further, subject to mailing this information and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934, Phil Mudge will resign as a director and Richrd Stockdale will be appointed to replace him. Further, Raymond Murphy will be appointed to the board of directors.

Closing of the transaction and issuance of the 12,450,000 restricted shares of common stock is expected to occur within the next thirty (30) days.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1. Currently, we have one class of voting securities entitled to be voted at the meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 1,114,000 shares of common stock outstanding. Each share is entitled to one vote.

2. Security ownership of certain beneficial owners - The following sets forth as of January 30, 2006, persons owning more than 5% of our common stock:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	Phil Mudge	514,000	46.14%
	454 Yates Road	Direct
	Kelowna, B.C.
	Canada V1V 1R3

Common Stock	Michael Halvorson	100,000	8.98%
	7928 Rowland Rd	Direct
	Edmonton, Alberta
	Canada T6A 3W1

Assuming the issuance of 12,450,000 shares of common stock pursuant to the Asset Purchase Agreement, there will be 13,564,000 shares of common stock outstanding and the following will be persons owning more than 5% of our common stock:

	Name and Address of	Amount and nature	Percent of
Title of Class	Beneficial Owner	of Ownership[1]	class

Common Stock	Timothy G. Barritt	3,000,000	22.12%
	3 Materi Cut Across Road	Direct
	P. O. Box 500
	Upton, WY 82730

Common Stock	Richard G. Stockdale	3,000,000	22.12%
	1704 Cheshire Drive	Direct
	Cheyenne, WY 82001

Common Stock	Raymond P. Murphy	3,000,000	22.12%
	18038 W. Marshall Ct.	Direct
	Litchfield Park, AZ 85340

Common Stock	TWS, LLC	3,000,000	22.12%
	25 Burger Lane	Direct
	Buffalo, WY 82834

3. Security ownership of management - The following sets forth as of January 30, 2006, all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group. As of January 30, 2006 there were 1,114,000 shares of common stock outstanding:

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class

Common Stock	Timothy Barritt	President, Principal Executive	0	0.00%
		Officer, and Director	Direct

Common Stock	Phil Mudge	CFO, Treasurer, Secretary and	514,000	46.14%
		Director	Direct

Common Stock	Richard G. Stockdale	Treasurer, Chief Financial	0	0.00%
		Officer and Director	Direct
		NOMINEE

Common Stock	Raymond P. Murphy	Secretary and Director	0	0.00%
		NOMINEE	Direct

All current officers	514,000	46.14%
and directors as	Direct
a group (2 persons)

The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group assuming the Asset Purchase Agreement is closed;12,450,000 shares of common stock is issued pursuant thereto; and, Messrs Stockdale and Murphy are appointed officers and directors:

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class [4]

Common Stock	Craig Christy	President, Principal Executive	-0-	0.00%
		Officer, and Director	Direct
		RESIGNED

Common Stock	Phil Mudge	Secretary and Director	514,000	3.79%
		RESIGNED	Direct

Common Stock	Timothy G. Barritt	President, Chief Executive	3,000,000	22.12%
		Officer and Director	Direct

Common Stock	Richard G. Stockdale	Treasurer, Chief Financial	3,000,000	22.12%
		Officer and Director	Direct

Common Stock	Raymond P. Murphy	Secretary and Director	3,000,000	22.12%
			Direct

All officers and			9,514,000	70.15%
directors as a group
(3 persons)

4. There are no arrangements, known to us, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change our control other than as described herein. Further, Phil Mudge will sell his shares of common stock to an undetermined third party who may or may not be one of our affilates.

5. The transaction referred to herein occurred since the beginning of our last fiscal year. The names of the persons who will acquire control are Timothy G. Barritt, the source of the consideration was his ownership interest in TDR Group, LLC, a Wyoming Corp., the basis of control is his prospective 22.12% ownership of all the outstanding shares of our common stock; Richard G. Stockdale, the source of the consideration was his ownership interest in TDR Group, LLC, a Wyoming Corp., the basis of control is his prospective 22.12% ownership of all the outstanding shares of our common stock; Raymond P. Murphy, the source of the consideration was his ownership interest in TDR Group, LLC, a Wyoming Corp., the basis of control is his prospective 22.12% ownership of all the outstanding shares of our common stock; and TWL, LLC, the source of the consideration was its ownership interest in TDR Group, LLC, a Wyoming Corp., the basis of control is its prospective 22.12% ownership of all the outstanding shares of our common stock.

6. None of our officers, directors or affiliates, or any owner of 5% or more of our common stock, or any associate of any such officer, director, affiliate or security holder is a party adverse to us or has a material interest adverse to us. We no subsidiaries.

7. The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Officers and Directors

Timothy G. Barritt has been our president, chief executive officer, and a member of our board of directors since January 20, 2006 .

On January 20, 2006, Timothy Barritt was appointed to our board of directors. Mr. Barritt was also appointed president and principal executive officer. Since 1996 Mr. Barritt has owned and operated TYVO, LLC which operates three portable drilling rigs in the methane industry as well as in the water industry. Since July 2005, Mr. Barritt has been a partner in TDR Group, LLC a Wyoming Limited Liability corporation which sold its assets in the transaction described above.

Phil Mudge has been our secretary, treasurer, principal financial officer, principal accounting officer and a member of our board of directors since.

Since August 1, 2001, Mr. Mudge has been our secretary, treasurer, principal financial officer, principal accounting officer and a member of our board of directors. Mr. Mudge has been President of Cody Tree Service Ltd. for the past 14 years. Cody Tree Service services the utility industry in Western Canada providing construction crews, vegetation control, consulting and strategic operational solutions. Project involvement includes right of way construction and maintenance. As President, Mr. Mudge directs the day to day operations of Cody Tree Service Ltd. including project planning, project estimates and crew and contract supervision.

Director Nominees

Richard G. Stockdale

Since November 2002, Mr. Stockdale has owned and operated Stockdale Consulting, LLC, which is engaged in the business of hydrogeologic investigations, water well design, drilling supervision, well development techniques, pump testing, water analysis, compilation of data, and publishing reports. From January 2001 to March 2003, Mr. Stockdale was the Deputy Wyoming State Engineer. Since July, 2005, Mr. Stockdale has been a partner in TDR Group, LLC a Wyoming Limited Liability corporation which sold its assets in the transaction described above.

Raymond P. Murphy

Since January 2003, Mr. Murphy has been an independent consulting oil and gas geologist in Phoenix Arizona. Since July 2005, Mr. Murphy has been a partner in TDR Group, LLC a Wyoming Limited Liability corporation which sold its assets in the transaction described above. From December 1999 to November 2002, Mr. Murphy was a regulatory specialist/geohydrologist for Williams Production RMT Company, Gillette, Wyoming responsible for permitting, reporting and compliance of byproduct water from coal bed methane operations. Mr. Murphy holds a Bachelor of Science degree in geology and biology from Chadron State College, Chardon, Nebraska.

8. We have not been a party to any transaction since the beginning of our fiscal year nor are we a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of our common stock and any member of the immediate family of any of the foregoing other than as described above.

9. None of the following have been or are currently indebted to us since the beginning of our last fiscal year: any director or executive officer; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

10. Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish us with copies of all Securities 16(a) forms they filed. Based on review, Mr. Mudge has filed his Form 3 with the Securities and Exchange Commission. Messrs. Barritt, Stockdale, and Murphy have not filed their Forms 3, 4 or 5 but will do so shortly.

11. None of the officers, directors or director nominees, or owners of 10% or more of our common stock have had any of the relationships described in Item 404(b) of Reg. S-K.

12. We have an audit committee comprised of our officers and directors. We do not have a nominating or compensation committee of the board of directors, or committees performing similar functions. There were no meetings of the board of directors during the last twelve months other than one meeting to approve the Asset Purchase Agreement and appoint Mr. Barritt as president and to the board of directors. The meeting occurred on January 20, 2006. All directors participated therein. All actions taken by the board were taken without a meeting and a record of such was signed by each member.

13. The following table sets forth the compensation paid to our officers during fiscal 2005, 2004 and 2003. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
						Securities
				Other Annual	Restricted	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Stock	Options / SARs	Payouts	Compensation
Position [1]	Year	($)	($)	($)	Award(s) ($)	(#)	($)	($)

Craig Christy	2005	0	0	0	0	0	0	0
President, Director	2004	0	0	0	0	0	0	0
RESIGNED	2003	0	0	0	0	0	0	0

Phil Mudge	2005	0	0	0	0	0	0	0
Secretary, Treasurer	2004	0	0	0	0	0	0	0
Director	2003	0	0	0	0	0	0	0

Timothy G. Barritt	2005	0	0	0	0	0	0	0
President	2004	0	0	0	0	0	0	0
Director	2003	0	0	0	0	0	0	0

[1]   All compensation received by the officers and directors has been disclosed.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of our officers and directors.

We do not expect to pay salaries to any of our officers until such time as it generates sufficient revenues to do so.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2005.

Long-Term Incentive Plan Awards

We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, our stock price, or any other measure.

Compensation of Directors

We do not intend to pay any compensation to our directors until such time as it is profitable to do so. As of the date hereof, we have not entered into employment contracts with any of our officers, and does not intend to enter into any employment contracts until such time as it profitable to do so.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Big Cat Mining Corporation has duly caused information to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: January 31, 2006

BIG CAT MINING CORPORATION

BY:	/s/ Timothy G. Barritt
Timothy G. Barritt, President and Principal Executive Officer.